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Stuart Strauss

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

August 7, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Catherine C. Gordon, Division of Investment Management

Re:	Plus Trust (formerly, ETF Plus 1 Trust) (the “Trust”)
(File Nos. 811-23019 and 333-201658)

Dear Ms. Gordon:

We are writing in response to comments provided on February 20, 2015 with respect to a registration statement (the “Registration Statement”) filed on Form N-1A under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on January 23, 2015 on behalf of 1-3 Month Enhanced Short Duration ETF (the “Fund”), a series of the Trust. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. On behalf of the Fund, set forth below are the Securities and Exchange Commission (the “Commission”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Cover Page

Comment 1.	The prospectus states that the Fund will be named the “1-3 Month Liquidity Bonds ETF.” The prospectus states on page 3 under the caption “Principal Investment Strategies” that “[t]he Fund is not a money market fund…” [Emphasis added.] Therefore, given the Fund’s representation, the use of the term “liquidity” in the Fund name is violative of rules 2a-7(b)(2) and (3) under the 1940 Act.

Response 1.	The Registration Statement has been revised accordingly. The name of the Fund is now 1-3 Month Enhanced Short Duration ETF.

Determination of Net Asset Value (p. 14)

Comment 2.	The prospectus states in the third paragraph that “[s]hort-term investments having a maturity of 60 days or less are generally valued at amortized cost.” [Emphasis added.] Please describe how the fund intends to comply with Commission’s guidance on the use of amortized cost for securities with a maturity of 60 days or less. See Money Market Reform; Amendments to Form PF, SEC Rel. No. IC-31166 at 273 (July 23, 2014) available at http://www.sec.gov/rules/final/2014/33-9616.pdf.

Response 2.	We acknowledge your comment and note that the Fund does not intend to value investments at amortized cost. Accordingly, the referenced statement has been removed from the prospectus.

Statement of Additional Information

Board of Trustees of the Trust (pp.7-10)

Comment 3.	The section is materially incomplete. As noted below, the staff may have additional comments.

Response 3.	We acknowledge your comment.

Securities Lending (p.16)

Comment 4.	The paragraph states that the “Mr. Abarbanel is the owner and CEO of Contact Prime Brokerage, Ltd. (“Contact Prime Brokerage”), an Israeli based firm which specializes in securities lending. The Fund may from time to time enter into a securities lending transaction with a Borrower that has also borrowed securities from Contact Prime Brokerage. Mr. Abarbanel has agreed that in the event of a default by any such Borrower, Contact Prime Brokerage will subordinate its interest to that of the Fund.” Describe the Fund’s compliance with all regulatory requirements related to securities lending, including collateralization and indemnification, whether the Fund is using a lending agent, and whether the loan agreements address subordination.

Response 4.	The Fund will comply with all applicable regulatory requirements with respect to securities lending and the Fund’s Board has establish compliance policies and procedures governing its securities lending practice. Loans will be made only to parties who have been reviewed and deemed satisfactory by New York Alaska ETF Management LLC (the “Adviser”), pursuant to guidelines adopted by the Trust’s Board, and which provide collateral under master agreements issued by SIFMA (The Securities Industry and Financial Markets Association) or ISLA (International Securities Lending Association), which is either (i) 102% cash or (ii) 102%-115% U.S. Treasury securities of the market value of the loaned securities. The collateral will be marked to market daily.

The Fund may use either E-Sec Lending as lending agent, or the Adviser may act as lending agent itself. The Adviser shall receive no compensation for serving as lending agent. In the occurrence of an Event of Default by an Approved Borrower (as such terms are defined in the applicable Securities Lending Agency Agreement), if the lent securities are not returned, the Lending Agent will indemnify the Fund against any losses. The Adviser will not indemnify the Fund against losses from Events of Default in the same manner as it would not indemnify the Fund from losses as a result of its other investment decisions.

While the loan agreements do not directly address subordination, the Adviser will enter into a separate letter agreement with the Fund committing to subordinate its interest to that of the Fund to the extent both parties have lent to the same counterparty in the manner described in the prospectus.

* * * * *

In response to your request, we note that the Trust does not intend at this time to omit any information from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

In response to your request, we note that, in connection with the Registration Statement, the Trust submitted an exemptive application for an order under section 6(c) of the 1940 Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and rule 22c-1 under the 1940 Act, under sections 6(c) and 17(b) of the 1940 Act for an exemption from sections 17(a)(1) and (a)(2) of the 1940 Act, and under section 12(d)(1)(J) of the 1940 Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, filed with the Commission on January 23, 2015 on behalf of New York Alaska ETF Management LLC and the Trust (File No. 812-14419).

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss